Consumer Capital Group Inc.
                         35 North Lake Avenue, Suite 280
                               Pasadena, CA 91101

                                 March 25, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ethan Horowitz and Suying Li


     RE: Mondas Minerals Corp.
         Item 4.01 Form 8-K
         Filed February 10, 2011
         Item 4.01 Form 8-K/A
         Filed February 16, 2011
         File No.: 333-152330

Dear Mr. Horowitz and Ms. Li:

     Set forth below are the Company's responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission on March 14, 2011. We have reproduced each of the Staff's comments for your convenience and have followed each comment with the Company's response. References in this letter to "we," "our," or "us" mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in our Current Report on Form 8-K referenced above.

     1. WE REVIEWED YOUR REVISED DISCLOSURE AND REISSUE THE PRIOR COMMENT TWO. PLEASE REVISE YOUR DISCLOSURE TO STATE DURING THE TWO MOST RECENT FISCAL YEARS AND THE INTERIM PERIOD PRECEDING THE ENGAGEMENT OF ANTON & CHIA, LLP ("ANTON & CHIA"), WHETHER YOU HAVE CONSULTED WITH ANTON & CHIA ANY MATTER AS DESCRIBED IN ITEM 304(A)(2) OF REGULATION S-K.

     RESPONSE: We have revised our disclosure to state that, during the two most recent fiscal years and the interim period preceding the engagement of Anton & Chia on February 4, 2011, the Company did not consult with Anton & China on any matter as described in Item 304(a)(2) of Regulation S-K.

     2. PLEASE OBTAIN AND FILE A LETTER FROM YOUR FORMER INDEPENDENT ACCOUNTANT STATING WHETHER THEY AGREE WITH YOUR ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE. REFER TO ITEM 304(A)(3) OF REGULATION S-K

Ethan Horowitz
Suying Li
Securities and Exchange Commission
March 25, 2011
Page 2 of 2

     RESPONSE: Attached as Exhibit 16.1 to the amended Super 8-K is a new letter from our former independent accountant, Seale and Beers, CPAs, addressed to the Commission.

                                      * * *

     In connection with the foregoing responses, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Michael Donahue at (310) 208-1182 or via fax at (310) 208-1154.

                                             Sincerely,

                                             CONSUMER CAPITAL GROUP INC.


                                             /s/ Jianmin Gao
                                             -----------------------------------
                                             Jianmin Gao
                                             Chief Executive Officer